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                           UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D
                            Amendment

               Under the Securities Exchange Act of 1934

               LIFESMART NUTRITION TECHNOLOGIES, INC.
               --------------------------------------
                       (Name Of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                           53221G
                        --------------
                        (CUSIP Number)

      8 East Broadway, Suite 200, Salt Lake City, Utah 84111
----------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                          February 15, 2002
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP NO. 53221G

1.  Name of Reporting Person:  Lee Jackson

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power: 729,808

8.  Shared Voting Power:  -0-

9.  Sole Dispositive Power: 729,808

10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 729,808

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At February 15, 2002, the 729,808 shares would represent 5.8%

14.  Type of Reporting Person:  IN


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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of LifeSmart Nutrition Technologies, Inc. (the "Issuer") whose address is 8 East Broadway, Suite 200, Salt Lake City, Utah 84111.

Item 2.  Identity and Background:

     (a)     The individual filing this statement is Lee Jackson;

     (b)     Mr. Jackson's business address is 712 Arrowhead Lane, Murray,
Utah 84107;

     (c)     Mr. Jackson is the president of GS&C, Inc.;

     (d) Mr. Jackson has not been convicted in a criminal proceeding within the last five years;

     (e) Mr. Jackson has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f)     Mr. Jackson is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Mr. Jackson. Mr. Jackson has made numerous purchases of the Issuer's common stock, and accordingly, it is difficult to say the dollar amount expanded on the shares currently held.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. Mr. Jackson may acquire additional securities of the Issuer if he feels they are a good investment at the time or may sell his securities in the Issuer if he feels the sale is a good investment decision. Mr. Jackson has no plans in regards to the Issuer or its securities other than as an investment.

Item 5.  Interest in Securities of the Issuer.

     (a) As of February 15, 2001, Mr. Jackson owned 4,286 shares in his own name, 540,522 shares in the name of Roderic Group, LLC and warrants/options to purchase 60,000 shares in his name and warrants/options to purchase 125,000 shares in the name of Roderic Group, LLC. Mr. Jackson also has additional options to purchase 200,000 shares of common stock which are not exercisable for 90 days.

     (b) Mr. Jackson has sole power to vote all of his and Roderic Group, LLC shares.

     (c) During the past 60 days, Mr. Jackson has not sold any shares of the Issuer.


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     (d)    Mr. Jackson has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Jackson and Roderic Group, LLC.

     (e) Mr. Jackson is still a five percent shareholder when the options/warrants held in his name and Roderic Group, LLC are included in his calculation of share ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Jackson is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2002


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Lee Jackson